As filed with the Securities and Exchange Commission on May 7, 2010
Registration 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-8
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CARDIAC SCIENCE CORPORATION
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3300396 (I.R.S. Employer Identification Number)
3303 Monte Villa Parkway
Bothell, Washington 98021
(Address of principal executive offices, including zip code)

Restricted Stock Unit Award Notice and Award Agreement
between Cardiac Science Corporation and Todd T. Alberstone,
dated as of January 11, 2010

Michael K. Matysik
(Senior Vice President, Chief Financial Officer and Secretary)
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
(Name, address and telephone number, including area code, of agent for service)

Copy to:
Eric A. DeJong
Perkins Coie llp
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-8000
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☑	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Securities	Amount To Be	Proposed Maximum	Proposed Maximum	Amount of Registration
To Be Registered	Registered	Offering Price Per Share (1)	Aggregate Offering Price (1)	Fee (1)
Common Stock, par value $0.001 per share, issuable pursuant to Restricted Stock Unit Award Notice and Award Agreement between Cardiac Science Corporation and Todd T. Alberstone effective January 11, 2010	50,000	$1.37	$68,500	$4.88

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act. The proposed maximum offering price per share is estimated to be $1.37, based on the average of the high sales price ($1.46) and the low sales price ($1.28) per share of the Registrant’s Common Stock as reported by the Nasdaq Global Market on May 6, 2010.

EXPLANATORY NOTE
Cardiac Science Corporation has prepared this registration statement in accordance with the requirements of Form S-8 under the Securities Act of 1933, as amended, to register for resale up to 50,000 shares of the Company’s common stock, $0.001 par value per share, issuable pursuant to a Restricted Stock Unit Grant Notice and Restricted Stock Unit Award Agreement between the Company and Todd T. Alberstone. The prospectus filed as Part I of this registration statement has been prepared in accordance with Part I of Form S-3 (as directed in General Instruction C of Form S-8).

PROSPECTUS
50,000 Shares
CARDIAC SCIENCE CORPORATION

Common Stock

This prospectus relates to 50,000 shares of the common stock, par value $0.001 per share, of Cardiac Science Corporation (the “Shares”), which may be offered from time to time by the selling stockholder identified on page 15 of this prospectus. The selling stockholder may offer for sale or sell the Shares in varying amounts and at prices and on terms to be determined at the time of sale. For general information about the distribution of the Shares offered, please see “Plan of Distribution” beginning at page 15 of this prospectus. We will receive no part of the proceeds from sales of the Shares. The selling stockholder will bear all sales commissions and similar expenses. Any other expenses incurred by us in connection with this registration and offering and not borne by the selling stockholder will be borne by us.
Our common stock is traded on the Nasdaq Global Market under the symbol CSCX. On May 6, 2010, the last sales price of our common stock, as reported on the Nasdaq Global Market, was $1.33 per share.
     Our business involves significant risks. See “Risk Factors” beginning at page 1 for a discussion of some factors you should consider before buying shares of our common stock.

     Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 7, 2010

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, nor shall there be any sale of these shares by any person in any jurisdiction in which it is unlawful for that person to make such offer, solicitation or sale. You should not assume that the information in this prospectus is accurate at any time subsequent to the date of the prospectus.

-i-

OUR COMPANY
In this prospectus, the terms “Cardiac Science,” “the Company,” “we,” “us” and “our” refer to Cardiac Science Corporation and its majority-owned subsidiaries. We develop, manufacture, and market a family of advanced diagnostic and therapeutic cardiology devices and systems, including automated external defibrillators, electrocardiograph devices, cardiac stress testing treadmills and systems, Holter monitoring systems, hospital defibrillators, cardiac rehabilitation telemetry systems, vital signs monitors and cardiology data management systems that connect with hospital information, electronic medical record, and other information systems. We sell a variety of related products and consumables, and provide a portfolio of training, maintenance, and support services. We are the successor to the cardiac businesses that established the trusted Burdick®, Quinton® and Powerheart® brands and are headquartered in Bothell, Washington. With customers in more than 100 countries worldwide, we have operations in North America, Europe, and Asia.
We were incorporated in Delaware on February 24, 2005 as CSQ Holding Company to effect the business combination of Quinton Cardiology Systems, Inc. (“Quinton”) and Cardiac Science, Inc. (“CSI”) pursuant to a merger transaction. The merger was consummated on September 1, 2005 at which time the Company’s name was changed to Cardiac Science Corporation.
Our principal executive offices are located at 3303 Monte Villa Parkway, Bothell, Washington 98021 and our telephone number is (425) 402-2000.
RISK FACTORS
We are subject to many laws and governmental regulations and any adverse regulatory action may materially adversely affect our business operations and financial results.
Our medical devices are subject to regulation by numerous government agencies, including the FDA and comparable foreign agencies. To varying degrees, each of these agencies requires us to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing and distribution of our medical devices. We cannot guarantee that we will be able to obtain marketing clearance from the FDA for our new products, or enhancements or modifications to existing products, and if we do, such approval may:
•	take a significant amount of time;

•	require the expenditure of substantial resources;

•	involve stringent clinical and pre-clinical testing;

•	involve modifications, repairs or replacements of our products; and

•	result in limitations on the proposed uses of our products.
Both before and after a product is commercially released, we have ongoing responsibilities under FDA regulations. If the FDA were to conclude that we are not in compliance with applicable laws or regulations, or that any of our medical devices are ineffective or pose an unreasonable health risk, the FDA could ban such medical devices, detain or seize adulterated or misbranded medical devices, order a recall, repair, replacement, or refund of such devices and require us to notify health professionals and others that the devices present unreasonable risks of substantial harm to the public health. The FDA may also impose operating restrictions, enjoin and restrain certain violations of applicable law pertaining to medical devices and assess civil or criminal penalties against our officers, employees, or us. The FDA may also recommend prosecution to the Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict us from effectively marketing and selling our products.
Foreign governmental regulations have become increasingly stringent, and we may become subject to more rigorous regulation by foreign governmental authorities in the future. Penalties for a company’s noncompliance with foreign governmental regulation could be severe, including revocation or suspension of a company’s business license and criminal sanctions. Any domestic or foreign governmental law or regulation imposed in the future may have a material adverse effect on us.
We face numerous challenges in implementing a field initiative to address the component issue that led to our AED ship-hold in late June 2009 and our business, financial position and results of operations may be negatively impacted by the costs and other commitments needed to carry out the initiative.
In late June 2009, we voluntarily ceased shipments of certain of our AED products due to two instances we became aware of involving the failure of our AEDs to deliver therapy, apparently as a consequence of a malfunction of one of the components used in the manufacture of the affected AED. On August 10, 2009, we resumed production and shipments of the affected AED products after implementing a more stringent process to test for defects in the component at issue. As a result of a thorough review and analysis performed during the third quarter of 2009, we determined that the component at issue has the potential to fail and that routine self-tests performed by the AED may not detect a malfunctioning component. We also determined that approximately 300,000 AEDs shipped between June 2003 and June 2009 are potentially impacted by the component issue. Although we determined that the probability that an AED would fail to deliver therapy as a result of a malfunction of the component issue was low, we decided to implement a field corrective action to enhance the reliability of the affected AED units in the field. We publicly announced our proposed corrective action to address this component issue in November 2009.
Our proposed voluntary corrective action is subject to numerous risks and uncertainties, including the following:
•	since we have no experience designing and carrying out a field initiative or other corrective action plan of the magnitude under contemplation, we are likely to encounter challenges that could cause a delay in the implementation of the field initiative or negatively impact its effectiveness;

•	the actual costs to implement the proposed field initiative could exceed the $18.5 million estimate taken as a charge in the third quarter of 2009 due to a variety of factors, including the number of impacted devices, the customer and geographical segments related to the impacted devices, the logistical processes we employ to carry out any field upgrades involved in the initiative, the customer response rate in implementing any field upgrades involved in the process and the level of required follow up with customers, the extent to which we may rely on third parties to carry out the field initiative and associated costs, and the length of time and other resources required to complete the field initiative;

•	implementation of the proposed field initiative, as well as attendant publicity, may create a negative perception of our AED products in the market, leading to a decline in sales that could materially adversely impact our financial position and results of operations;

•	we will need to devote technical, management, logistics and other resources to the implementation of the proposed field initiative, which could detract from our ability to operate our core business and hinder our ability to carry out initiatives relating to new products or product enhancements;

•	despite implementation of the field initiative, some devices may still fail at a time when they are being used to deliver therapy, which could lead to product liability claims against us that, if successful, could adversely impact our financial position and results of operations or negatively impact the market’s perception of our products; and

•	the plan will require the expenditure of significant amounts of cash which, in combination with expected operating losses in 2010, may negatively impact our liquidity or at least constrain our ability to pursue strategic initiatives such as acquisitions, new product development, or other growth initiatives.
Moreover, in February 2010, we received a warning letter from the FDA noting, among other things, that the proposed field corrective action is inadequate since it is intended to improve the products’ ability to detect the potential component problem, but is not designed to prevent component failure. The FDA letter also asserts other inadequacies, including our procedures relating to the evaluation, investigation and follow up of complaints, procedures to verify the effectiveness of corrective and preventative actions and procedures relating to certain design requirements. In April 2010, the FDA published additional information regarding this corrective action, further clarifying the AED models impacted by the potential component defect and provided further guidance to users of our affected AEDs. Additionally, the FDA noted that our software update addresses “some, but not all electrical component defects.” We are in ongoing discussions with the FDA regarding these issues. If we are unable to correct the inadequacies asserted in the FDA’s letter or otherwise satisfy the FDA’s concerns, we may be subject to regulatory action by the FDA, including seizure, injunction and/or civil monetary penalties. Any such actions could significantly disrupt our ongoing business and operations and have a material adverse effect on our financial position and operating results.
We face numerous challenges in implementing a recall announced on February 3, 2010, and our business, financial position and results of operations may be negatively impacted by the costs and other commitments needed to carry out the recall and correct the product issue.
On February 3, 2010, we announced a worldwide voluntary recall after determining that approximately 12,200 automated external defibrillators (AEDs) manufactured or serviced between October 19, 2009 and January 15, 2010 may not be able to deliver therapy during a resuscitation attempt, which may lead to serious adverse events or death. These AEDs were manufactured in a way that makes them potentially susceptible to failure under certain conditions. In connection with the corrective action, we intend to replace all affected AEDs at no charge to the customer. We recorded a charge of $2.5 million in the fourth quarter of 2009, reflecting our current estimate of the expected costs relating to this action. Actual costs may vary based on a variety of factors. Cash expenditures relating to replacement of the affected AEDs will occur primarily in the first half of 2010.
This recall, and the estimated costs, are subject to numerous risks and uncertainties, including the following:
•	we may encounter challenges that could cause a delay in the implementation of the recall or manufacture of replacement units;

•	the actual costs to implement the recall may exceed the $2.5 million charge taken in the fourth quarter of 2009 due to a variety of factors, including the number of impacted devices, the customer and geographical segments related to the impacted devices, the logistical processes we employ to carry out the recall, the customer response rate and customer cooperation and the level of required follow up with customers, the extent to which we may rely on third parties to assist and associated costs, and the length of time and other resources required to complete the field initiative, among others;

•	implementation of the recall, as well as attendant publicity, may create a negative perception of our AED products in the market, leading to a decline in sales that could materially adversely impact our financial position and results of operations;

•	we will need to devote technical, management, logistics and other resources to the implementation of the recall, which could detract from our ability to operate our core business and hinder our ability to carry out initiatives relating to new products or product enhancements;

•	despite implementation of the recall, some devices may still fail at a time when they are being used to deliver therapy, which could lead to product liability claims against us that, if successful, could adversely impact our financial position and results of operations or negatively impact the market’s perception of our products;

•	the recall will require the expenditure of significant amounts of cash which, in combination with expected operating losses in 2010, may negatively impact our liquidity or at least constrain our ability to pursue strategic initiatives such as acquisitions, new product development, or other growth initiatives; and

•	the FDA may require us to implement a more costly corrective action plan or recall, or require us to stop shipments of our AEDs for a period of time, if it does not concur with our proposed corrective action plan, including changes to our manufacturing process, in which case our business could be subject to severe disruption and the cost involved could have a material adverse effect on our liquidity.

Our cash and cash equivalents may not be sufficient to fund future operations and we may not be able to secure additional sources of financing or obtain financing on acceptable terms.
Our cash and cash equivalents as of March 31, 2010, totaled $21.0 million. We expect to incur operating losses in 2010 and to use cash in operations. Additionally, we have recently initiated two voluntary corrective actions relating to our AED products, the costs of which have been estimated at $21.0 million, of which $13.5 million remains as an accrued liability as of March 31, 2010. We expect to spend a significant portion of the remaining accrued costs associated with these corrective actions during 2010 which will negatively impact our cash position. We believe our existing cash and cash equivalents will be sufficient to fund our anticipated operating losses, meet working capital requirements and fund anticipated capital expenditures needs and other obligations, including the remaining estimated costs of the ongoing corrective actions, through at least March 31, 2010.
However, we cannot be certain our cash and cash equivalents will be sufficient to meet our operating needs in 2010 as we may be affected by economic, financial, competitive, legislative, regulatory, business and other factors beyond our control. Accordingly, we may be required to reduce costs, which could adversely impact our forecasts for revenue growth in future periods which in turn could also adversely impact our forecasts for cash and cash equivalents throughout the year. In addition, we may be forced to borrow from our available line of credit or may need to seek additional or alternative sources of financing.
Our previous $10.0 million line of credit agreement with Silicon Valley Bank expired on March 31, 2010. On April 27, 2010, we entered into a new line of credit agreement with Silicon Valley Bank which provides up to $5.0 million of revolving credit. This new agreement expires in April 2011. Our ability to borrow under this agreement is based largely on our “eligible” domestic accounts receivable outstanding at the time of borrowing, and to a lesser extent on our inventory holdings. Interest on borrowings, if any, will vary depending on whether we are operating with positive or negative Adjusted EBITDA and will be based on the Wall Street Journal Prime rate plus 1.0% to 1.75% or LIBOR plus 3.75% to 4.25%. We granted Silicon Valley Bank a first priority security interest in substantially all of our current assets to secure our obligations under the line of credit.
We may be required to implement other costly product recalls or corrective actions.
In the event that any of our products prove to be defective or deficient, we can voluntarily recall or otherwise take corrective action, or the FDA could require us to redesign or implement a recall of or take other action regarding, any of our products. Should we be required or choose to implement any additional recalls or corrective actions in future periods, we could incur substantial costs as well as face significant adverse publicity or regulatory consequences, which could harm our business, including our ability to market our products in the future. The financial impact of a recall could have a material adverse effect on our business, financial position and results of operations.
Quality problems with our processes, goods and services could harm our reputation for producing high quality products and erode our competitive advantage.
Quality is extremely important to us and our customers due to the serious and costly consequences of product failure. Our quality certifications are critical to the marketing success of our goods and services. If we fail to meet these standards our reputation could be damaged, we could lose customers and our revenue could decline. Aside from specific customer standards, our success depends generally on our ability to manufacture to exact tolerances, precision engineered components, subassemblies and finished devices from multiple materials. If our components fail to meet these standards or fail to adapt to evolving standards, our reputation as a manufacturer of high quality components will be harmed, our competitive advantage could be damaged, and we could lose customers and market share. For example, the component issues that led to the field corrective action we announced in November, 2009 and the recall we announced in February, 2010 may lead to reduced demand for our AED products.
Warranty and product liability claims could adversely impact our earnings and reputation.
The manufacturing, marketing and sale of medical devices expose us to the risk of warranty claims, product liability claims or product recalls. We are, from time to time, subject to warranty claims with regard to product performance, which expose us to unexpected repair and replacement costs. In addition, component failures, manufacturing flaws, design defects or inadequate disclosure of product-related risks or product-related information with respect to products we manufacture or sell could result in an unsafe condition or injury to, or death of, a patient. The occurrence of such a problem could result in product liability claims, product recalls or a safety alert relating to one or more of our products. Although we maintain product liability insurance, the coverage may not be adequate or may not be available at affordable rates. Warranty claims, product liability claims or product recalls in the future, regardless of their ultimate outcome, could have a material adverse effect on our business and reputation and on our ability to attract and retain customers for our products.
Our business may be adversely affected by deteriorating economic conditions.
Economic conditions in both the United States and other countries in which we sell our products have deteriorated significantly in recent years and may continue to deteriorate in the foreseeable future. If economic conditions in the markets in which we operate continue to deteriorate, it may result in declining demand for our products and services, longer sales cycles, increased order cancellations and declining pricing due to customers’ reduced capital budgets, difficulties encountered in securing financing needed to purchase our products, or other factors. Moreover, such conditions may result in increased excess or obsolete inventories and difficulties collecting customer receivables. All of these factors could materially adversely affect our future operating results and financial condition.
We rely significantly on our distributors and strategic selling alliances to generate sales of our products; if we do not maintain our relationships with these parties or they fail to successfully distribute our products, our sales and operating results will likely suffer.
In the U.S. and abroad, we sell many of our products through distributors, strategic selling alliances and other third party organizations. Generally, we have little or no control over these sales processes, and in many cases our contracts are short-term or may be terminated on little or no notice. If any of our key distributor agreements or selling alliance agreements are cancelled or if we are unable to renew them as they expire, or if our distributors or selling alliances fail to develop relationships with important target customers, our sales and operating results may suffer materially.
On June 15, 2009, we notified Nihon Kohden Corporation, our distributor of AEDs in Japan, that our OEM Supply and Purchase Agreement dated effective as of January 1, 2008 will terminate effective June 15, 2010. Under our agreement with Nihon Kohden, Nihon Kohden has had the exclusive right in Japan to distribute a Nihon Kohden-branded version of our AED product (model “9231”) designed for the Japanese market, as well as certain related consumables. Because Nihon Kohden has decided to build and market its own AED products, we elected to terminate the agreement in order to explore alternative means of distributing our AED products in Japan. In 2009, the percentage of our net sales from the Japanese market decreased from 19% in 2008 to 7%. If our efforts to establish alternative distribution arrangements for our AED products in Japan are unsuccessful, our operating results may be adversely affected. Moreover, the introduction of Nihon Kohden’s own AED products may further erode sales of our products in Japan.
We are dependent upon licensed and purchased technology for some of our products, and we may not be able to renew these licenses or purchase agreements in the future.
We license and purchase technology from third parties for features in some of our products. We anticipate that we will need to license and purchase additional technology to remain competitive. We may not be able to renew existing licenses and purchase agreements or to license and purchase other technologies on commercially reasonable terms or at all. If we are unable to renew existing licenses and purchase agreements or to license or purchase new technologies, we may not be able to offer competitive products, which could negatively impact our revenues.
Our international business is subject to risks that could adversely affect our profitability and operating results.
Our international operations, which accounted for 33% of our revenues in 2009, are accompanied by certain financial and other risks. In recent years, we have pursued growth opportunities internationally and intend to continue pursuing such opportunities in the future, which could expose us to greater risks associated with international sales and operations. Our international operations are, and will continue to be, subject to a number of risks and potential costs, including:
•	changes in foreign medical reimbursement programs and policies;

•	changes in foreign regulatory requirements;

•	local product preferences and product requirements;

•	longer-term receivables than are typical in the U.S.;

•	fluctuations in foreign currency exchange rates;

•	less protection of intellectual property in some countries outside of the U.S.;

•	trade protection measures and import and export licensing requirements;

•	work force instability;

•	political and economic instability;

•	inherent control risks associated with operations based outside the U.S.; and

•	complex tax and cash management issues.
Also, like the U.S., economic conditions in the foreign countries in which we operate have deteriorated significantly in recent years and may continue declining for the foreseeable future. For example, in 2009, sales of our products in Japan accounted for 7% of our net sales, down from 19% in 2008. This reduction in sales in Japan can be attributed in part to weak economic conditions in that market. Economic conditions in Japan are expected to remain weak for the foreseeable future. As a result, our sales in this market may decline, perhaps significantly, during 2010 and beyond. We may also experience declining sales in other international markets due to deteriorating economic conditions.
Our business is subject to intense competition, which may reduce the demand for our products.
The cardiac monitoring and defibrillation markets are highly competitive, and we expect competition to intensify in the future. Some of our competitors are larger companies, such as General Electric Company, Medtronic Emergency Response Systems, a unit of Medtronic, Inc., and Philips Medical Systems, a unit of Koninklijke Philips Electronics N.V., who may have:
•	greater financial and technical resources;

•	greater variety of products;

•	greater product pricing, discounting and bundling flexibility;

•	patent portfolios that may present an obstacle to our conduct of business;

•	stronger brand recognition and marketing resources; and

•	larger distribution and sales networks.
In addition, the timing of the introduction of competing products into the market could affect the market acceptance and market share of our products. If we are unable to develop competitive products that obtain market acceptance, our revenues and financial results may suffer.

We may be unable to increase sales of our cardiac monitoring products and services, which could cause our stock price to decrease.
The market for cardiac monitoring products and services is generally mature and stable. However, our 2009 revenues from products and services in this market decreased 15.3% from 2008. Our ability to revitalize this line of products and services depends on our restructuring efforts, the development and commercialization of competitive new products and service offerings, and our success in increasing sales and gaining market share from our competitors. Current economic conditions may provide particular challenges to our efforts to revitalize this line. If we are unsuccessful in these efforts, our sales revenues from this line of products and services may decrease, our financial results may suffer, and our stock price may decline.
Our financial results could be impacted by the credit risk of our customers.
We have exposure to the credit risks of some of our customers. Although we have programs in place that are designed to monitor and mitigate the associated risk, there can be no assurance that such programs will be effective in reducing our credit risks adequately. We monitor individual payment capability in granting credit arrangements, seek to limit the total credit to amounts we believe our customers can pay, and maintain reserves we believe are adequate to cover exposure for potential losses. If there is a deterioration of a major customer’s creditworthiness or actual defaults are higher than expected, future resulting losses, if incurred, could harm our business and have a material adverse effect on our operating results. These risks may become more pronounced if economic conditions continue to deteriorate.
Our stock price is volatile, and you may not be able to sell your shares for a profit.
The trading price of our common stock is volatile. Our common stock price could be subject to fluctuations in response to a number of factors, including:
•	actual or anticipated variations in operating results;

•	changes in our business, operations, or prospects;

•	product issues necessitating recalls or other corrective actions and related regulatory actions;

•	changes in financial estimates or recommendations by securities analysts;

•	conditions or trends in medical devices and diagnostic cardiology products markets;

•	announcements by us or our competitors of significant customer wins or losses, gains or losses of distributors, technological innovations, new products or services;

•	announcements by us or our competitors of significant acquisitions, strategic partnerships, joint ventures or capital commitments;

•	additions or departures of key personnel;

•	sales of a large number of shares of our common stock;

•	adverse litigation;

•	unfavorable legislative or regulatory decisions; and

•	general market conditions.
In the past, companies that have experienced volatility in the market price of their stock have been the target of securities class action litigation. We may become the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management attention, which could seriously harm our business.
We were not profitable in 2008 or 2009 and we may be unable to return to profitability in the future, which could result in a decline in our stock price.
We had a net loss of $77.0 million in 2009 due largely to a non cash charge of approximately $42.2 million related to a valuation allowance on our deferred tax assets as well as costs totaling $21.0 million related to two separate voluntary corrective actions which we announced between November 2009 and February 2010. In 2008, we had a net loss $98.4 million due to a pre tax, non cash impairment charge related to goodwill of $107.7 million. We had net income of $8.5 million in 2007. Although we expect to become profitable again in future periods, our ability to return to profitability will depend on our ability to increase our revenues and manage our expenses. In order to generate additional revenues, we will need to continue developing and offering competitive products and services, maintain our sales and distribution network and expand our customer base. Our ability to increase revenues may be impacted by current economic conditions and other factors, such as the impact on customer demand from product quality issues and related corrective actions that we have announced in the last several months. Also, we will need to manage costs associated product development and marketing, protecting our intellectual property, and handling product quality issues and related corrective actions. We may be unable to accomplish some, or any, of these goals because of the risks identified in this report or for other unforeseen reasons. If we are unable to attain profitability in the future, our stock price could decline.
Our business may be adversely affected by restructurings.
On January 14, 2009, we announced a restructuring involving a 12% reduction in our staff, and have had subsequent restructurings and reductions. The reductions primarily affected customer service, product development and manufacturing. Implementation of past restructurings and reductions, as well as any future restructurings or reductions, may adversely affect the effectiveness of the functional areas impacted by the staff reductions, as well as adversely impact our relationships with customers and suppliers. The costs of implementing past and future restructurings and reductions may adversely affect our results of operations. Finally, past or future restructuring may not result in all of the cost savings and operational and strategic benefits that we anticipate.
Our quarterly revenues and operating results are unpredictable and may vary significantly.
Our quarterly revenues and operating results have varied in the past and our quarterly revenues and operating results may continue to vary in the future due to a number of factors, many of which are outside of our control. Factors contributing to these fluctuations may include:
•	effects of domestic and foreign economic conditions on our industry and/or customers, which conditions have significantly deteriorated in the last year and are expected to continue to decline for the foreseeable future;

•	the impact of a ship-hold, recalls or other corrective actions, or regulatory actions resulting from quality concerns relating to our products;

•	the impact of acquisitions, divestitures, strategic alliances, and other significant corporate events;

•	changes in our ability to obtain products and product components that are manufactured for us by third parties;

•	delays in the development or commercial introduction of new versions of products;

•	the ability to attain and maintain production volumes and quality levels for our products and product components;

•	the impact of a ship-hold on any of our products due to quality control concerns;

•	changes in the demand for our products;

•	varying sales cycles that can take up to a year or more;

•	changes in the mix of products we sell, which could affect our revenue levels as well as our gross margins;

•	unpredictable budgeting cycles of our customers;

•	delays in obtaining regulatory clearance for new versions of our products;

•	increased product and price competition;

•	the impact of regulatory changes on the availability of third-party reimbursement to customers of our products;

•	the loss of key personnel;

•	the loss of key distributors or distribution companies;

•	seasonality in the sales of our products;

•	the impact of longer buying cycles; and

•	the impact of employee turnover.
Historically, our quarterly financial results have often been impacted by the receipt of a large number of customer orders in the last weeks of a quarter. If these orders are delayed to the following quarter or canceled, our sales could fall short of our targets and our stock price could decline. Due to the factors summarized above, we believe that period-to-period comparisons of our operating results are not a good indication of future performance and should not be relied upon to predict future operating results.
If we are unsuccessful in developing and commercializing new versions of our products, our operating results will suffer.
To be successful, we must develop and commercialize new versions of our products for both domestic and international markets. Our products must keep pace with rapid industry change, comply with rapidly evolving industry standards and government regulations and compete effectively with new product introductions of our competitors. Because our products are technologically complex, developing new products requires extensive design, development and testing at the technological, product and manufacturing stages. To successfully develop and commercialize new versions of our products, we need to:
•	accurately assess and provide compelling solutions to customer needs;

•	develop products that are functional and easy to use;

•	quickly and cost-effectively obtain regulatory clearance or approval;

•	price competitively;

•	manufacture and deliver on time;

•	control costs associated with manufacturing, installation, warranty and maintenance;

•	manage customer acceptance and payment;

•	limit demands by our customers for retrofits;

•	access new interface standards needed for product connectivity;

•	anticipate and meet demands of our international customers for products featuring local language capabilities; and

•	anticipate and compete effectively with our competitors’ efforts.
Our failure to accomplish any of these items, or others involved in developing and commercializing new products, could delay or prevent the release of new products. These difficulties and delays could cause our development expenses to increase and harm our financial and operating results.
Interruption or cancellation of supply, and our inability to secure alternative suppliers on a timely basis, would likely harm our ability to ship products to our customers, decrease our revenues and increase our costs.
If our suppliers reduce, delay or discontinue production of component parts for our products, we will be forced to seek replacement parts from alternative sources. We purchase many of the components and raw materials used in manufacturing our products from numerous suppliers in various countries. Generally we have been able to obtain adequate supplies of such raw materials and components. In some cases, for reasons of quality assurance, cost effectiveness or availability, we procure certain components and raw materials only from a sole supplier. While we work closely with our suppliers to try to ensure continuity of supply while maintaining high quality and reliability, we cannot guarantee that our supplies will be uninterrupted. In addition, due to the stringent regulations and requirements of the FDA regarding the manufacture of our products, we may not be able to quickly establish additional or replacement sources for certain components or materials. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, could result in significant delays or cancellations of product shipments and the need to modify our products to utilize available components. This could result in reduced revenues, higher costs or both.
Inadequate levels of reimbursement from governmental or other third-party payers for procedures using our products may cause revenues to decrease.
Healthcare costs have risen significantly over the past decade. Federal, state and local governments have adopted a number of healthcare policies intended to curb rising healthcare costs. There have been and may continue to be proposals by legislators, regulators and third-party payers to keep these costs down. Certain proposals, if passed, could impose limitations on the prices we will be able to charge for our products, or the amounts of reimbursement available for our products from governmental agencies or third-party payers. These limitations could have a material adverse effect on our financial position and results of operations.
In the U.S., healthcare providers that purchase certain of our products often rely on governmental and other third-party payers, such as federal Medicare, state Medicaid, and private health insurance plans to pay for all or a portion of the cost of the procedures that utilize those products. The availability of this reimbursement affects customers’ decisions to purchase capital equipment. Denial of coverage or reductions in levels of reimbursement for procedures performed using our products by governmental or other third-party payers would cause our revenues to decrease.
If we do not maintain or grow revenues from our support services or consumables, our operating and financial results may be negatively impacted.
A significant portion of our revenues is generated from post-sale support services we provide for our products and from the sale of ancillary cardiology products and consumables related to our products, such as patented electrodes, pads, cables, leads, and thermal chart paper. As hospitals expand their in-house capabilities to service diagnostic equipment and systems, they may be able to service our products without additional support from us. In addition, our customers may express an increasing preference for ancillary cardiology products and consumables that are manufactured or provided by other vendors. Any of these events could result in a decline in our revenues and adversely affect our financial and operating results.

Our lack of customer purchase contracts and our limited order backlog make it difficult to predict sales and plan manufacturing requirements, which can lead to lower revenues, higher expenses and reduced margins.
Our customers typically order products on a purchase order basis, and we do not generally have long-term purchase contracts. In limited circumstances, customer orders may be cancelled, changed or delayed on short notice. Lack of significant order backlog makes it difficult for us to forecast future sales with certainty. Long and varying sales cycles with our customers make it difficult to accurately forecast component and product requirements. These factors expose us to a number of risks:
•	if we overestimate our requirements we may be obligated to purchase more components or third-party products than is required;

•	if we underestimate our requirements, our third-party manufacturers and suppliers may have an inadequate product or product component inventory, which could interrupt manufacturing of our products and result in delays or cancellations in shipments and loss of revenues;

•	we may also experience shortages of product components from time to time, which also could delay the manufacturing of our products; and

•	over or under production can lead to higher expense, lower than anticipated revenues, and reduced margins.
If market conditions cause us to reduce the selling price of our products, or our market share is negatively affected by the activities of our competitors, our margins and operating results will decrease.
The selling price of our products and our market share are subject to market conditions. Major shifts in industry market share have occurred in connection with product problems, physician advisories and safety alerts, reflecting the importance of product quality in the medical device industry. Many healthcare industry companies, including medical device companies, are consolidating to create new companies with greater market power. As the healthcare industry consolidates, competition to provide goods and services to industry participants will become more intense. These industry participants may try to use their market power to negotiate price concessions or reductions for medical devices that incorporate components produced by us. We may experience decreasing prices for the goods and services we offer due to pricing pressure experienced by our customers from managed care organizations and other third-party payers; increased market power of our customers as the medical device industry consolidates; and increased competition among medical engineering and manufacturing services providers. If the prices for our goods and services decrease and we are unable to reduce our expenses, we may lose market share and our results of operations will be adversely affected.
If we are unable to retain our executive officers and hire and retain other key personnel, we may not be able to sustain or grow our business.
Our success is dependent in large part on the continued employment and performance of key executive, managerial, sales and technical personnel and our ability to attract and retain additional highly qualified personnel. We compete for key personnel with other companies, academic institutions, government entities and other organizations. Our ability to maintain and expand our business may be impaired if we are unable to retain our key personnel, hire or retain other qualified personnel in the future, or if our key personnel decide to join a competitor or otherwise compete with us.
Failure to adequately protect our intellectual property rights may cause our expenses to increase and our business to suffer.
Our success depends in part on obtaining, maintaining, and enforcing our patents, trademarks and other proprietary rights, and our ability to avoid infringing the proprietary rights of others. We take precautionary steps to protect our technological advantages and intellectual property rights and rely, in part, on patent, trade secret, copyright, know-how, trademark laws, license agreements and contractual provisions to establish our intellectual property rights and protect our products. We require our new employees, consultants, and corporate partners to execute confidentiality agreements at the commencement of their employment or consulting relationship with us.
However, these agreements may be breached or, in the event of unauthorized use or disclosure, they may not provide adequate remedies. While we intend to defend against any threats to our intellectual property, there can be no assurance that these patents, trade secrets or other agreements will adequately protect our intellectual property.
In addition, the validity and breadth of claims covered in medical technology patents involve complex legal and factual questions and are often highly uncertain. There can also be no assurance that pending patent applications owned by us will result in patents to be issued to us, that patents issued to or licensed by us in the past or in the future will not be challenged or circumvented by competitors or that such patents will be found to be valid or sufficiently broad to protect our technology or to provide us with any competitive advantage. Third parties could also obtain patents that may require us to negotiate licenses to conduct our business, and there can be no assurance that the required licenses would be available on reasonable terms or at all. In some cases, we rely upon trade secrets instead of patents to protect our proprietary technology. Others may independently develop or otherwise acquire substantially equivalent know-how, or gain access to and disclose our proprietary technology. If we are not able to adequately protect our intellectual property and other proprietary rights, our product offerings may lose their competitive edge, which would negatively impact our revenues.
Additionally, third parties may assert intellectual property claims and related claims against the Company, whether through civil litigation, administrative proceedings, or otherwise, in the United States or abroad, which may result in a narrowing or invalidation of our intellectual property rights or freedom to operate, significant damage awards and costs of litigation or other legal proceedings, injunctive relief against us, the necessity of costly or disadvantageous licenses, and may be disruptive to our business operations.
Our technology may become obsolete, which would negatively impact our ability to sell our products.
The medical equipment and healthcare industries are characterized by extensive research and rapid technological change. The development by others of new or improved products, processes, or technologies may make our products obsolete or less competitive. Accordingly, we plan to devote continued resources, to the extent available, to further develop and enhance existing products and to develop new products. If these efforts are not successful, we may not be able to meet our financial goals and our stock price may suffer.
Our reliance on a principal manufacturing facility may impair our ability to respond to natural disasters or other unforeseen catastrophic events.
We manufacture substantially all of our products in one principal manufacturing facility, located in a single building in Deerfield, Wisconsin. Despite precautions taken by us, a natural disaster or other unanticipated catastrophic events at this building could significantly impair our ability to manufacture our products and operate our business. Our facility and certain manufacturing equipment located in that facility would be difficult to replace and could require substantial replacement lead-time. Catastrophic events may also destroy any inventory of product or components located in our facility. While we carry insurance for natural disasters and business interruption, the occurrence of such an event could result in losses that exceed the amount of this insurance coverage, which would impair our financial results.
We may make future acquisitions, which involve numerous risks that could impact our business and results of operations.
As part of our growth strategy, we intend to selectively acquire other businesses, product lines, assets, or technologies, which are complementary to our product offerings. Successful execution of our acquisition strategy depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions. Acquisitions involve numerous risks, including:
•	difficulties in integrating the operations, technologies, and products of the acquired companies;

•	the risk of diverting management’s attention from normal daily operations of the business;

•	potential difficulties in completing projects associated with in-process research and development;

•	risks of entering markets in which we have no, or limited, direct prior experience and where competitors in such markets have stronger market positions;

•	initial dependence on unfamiliar supply chains or relatively small supply partners;

•	insufficient revenues to offset increased expenses associated with acquisitions;

•	the risk that acquired lines of business may reduce or replace the sales of existing products; and

•	the potential loss of key employees of the acquired companies.
Future acquisitions may not be successful and, if we are unable to effectively manage the risks described above, our business, operating results or financial condition may be negatively affected.
We may need additional capital to continue our acquisition growth strategy.
Successful continued execution of our acquisition strategy may also depend upon our ability to obtain satisfactory debt or equity financing. We likely would require additional debt or equity financing to make any further significant acquisitions. Such financing may not be available on terms that are acceptable to us or at all, particularly in light of current adverse conditions in the capital markets. If we are required to incur additional indebtedness to fund acquisitions in the future, our cash flow may be negatively affected by additional debt servicing requirements and the terms of such indebtedness may impose covenants and restrictions that provide us less flexibility in how we operate our business. Fluctuations in our stock price may make it difficult to make acquisitions using our stock as consideration. Moreover, use of our stock to fund acquisitions may have a significant dilutive effect on existing shareholders.
Our internal research and product development activities are complemented by acquisitions, investments and alliances. We cannot guarantee that any previous or future acquisitions, investments or alliances will be successful for the purpose of complementing our internal research and product development activities.
A component of our growth strategy is to enter into strategic alliances in order to complement and expand our current product and service offerings and distribution. The rapid pace of technological development in the medical industry and the specialized expertise required in different areas of medicine make it difficult for one company alone to develop a broad portfolio of technological solutions. In addition to internally generated growth through our research and development efforts, historically we have relied, and expect to continue to rely, upon acquisitions, investments and alliances to provide us access to new technologies both in areas served by our existing businesses as well as in new areas. We may make future investments where we believe that we can stimulate the development of, or acquire, new technologies and products to further our strategic objectives and strengthen our existing businesses. Investments and alliances in and with medical technology companies are inherently risky, and we cannot guarantee that any of our previous or future acquisitions, investments or alliances will be successful or will not materially adversely affect our consolidated earnings, financial condition or cash flows.
Future issuances of our common stock could dilute existing stockholders and cause our stock price to decline.
As of December 31, 2009 we have reserved 5,054,144 shares of common stock for issuance under our stock-based compensation plans and arrangements, including pursuant to options that are outstanding or may be granted in the future. Future stock awards under our plans and the issuance of stock upon exercise of options would have a dilutive effect on our stockholders and may adversely affect the market price of our common stock.
Our charter documents and Delaware law contain provisions that could make it more difficult for a third party to acquire us.
Certain provisions of our certificate of incorporation and bylaws could make it harder for a third party to acquire us without the consent of our board of directors. Our certificate of incorporation authorizes the issuance of preferred stock with the designations, rights, and preferences as may be determined from time to time by our board of directors, without any further vote or action by our stockholders. In addition, our board of directors is divided into three classes with staggered terms, which makes it difficult for stockholders to change the control of our board. Lastly, Section 203 of the Delaware General Corporation Law limits business combination transactions with interested stockholders that have not been previously approved by the issuer’s board of directors. Our board of directors could choose not to negotiate with an acquirer that it did not feel was in our strategic interest. If the acquirer was discouraged from offering to acquire us or prevented from successfully completing a hostile acquisition by the anti-takeover measures described above, our stockholders could lose the opportunity to sell their shares at a favorable price.
Realization of our deferred tax assets is uncertain.
During 2009, we evaluated our ability to realize our net deferred tax assets, primarily our net operating losses and tax credit carryforwards and determined that the realization of these deferred tax assets is uncertain as of the year ended December 31, 2009. We assessed both positive and negative evidence as well as objective and subjective evidence, including but not limited to such factors as past performance, recent history of operating results on a GAAP basis, recent history of generating taxable income, history of recovering net operating loss carryforwards for tax purposes, and expectations of future taxable income as well as current conditions and issues facing our industry and its customers. Based on our evaluation, we determined it was not more likely than not that we would be able to realize all or a portion of its deferred tax assets and as such, we recorded a valuation allowance against deferred tax assets resulting in a non cash charge to income tax expense of approximately $42.2 million. Our ability to realize these deferred tax assets in the future is dependent upon our ability to generate taxable income. If in future periods we generate taxable income, then the valuation allowance may be released in part, or in total, when it becomes more likely than not that the deferred tax assets will be realized.
Changes in tax laws and unanticipated tax liabilities could adversely affect our effective income tax rate and profitability.
President Obama’s administration has announced several proposals to reform U.S. tax laws that would, among other things, defer tax deductions for interest expense allocable to non-U.S. income until non-U.S. earnings are repatriated to the United States and further limit foreign tax credits. Proposals also include treating as Subpart F income subject to current taxation certain excessive returns from transfers of intangible assets by a U.S. person to a related controlled foreign corporation. These proposals, if passed, would be effective for tax years beginning after December 31, 2010. It is unclear whether these proposed tax reforms will be enacted into law, or, if enacted, what the scope of the reforms will be. If any of these or similar proposals are enacted into law, they may have a material adverse impact on our business, financial position and results of operations.
Our future financial results could be adversely impacted by asset impairments.
We are required not to amortize goodwill and other intangible assets determined to have indefinite lives, and have established a method of testing these assets for impairment on an annual or on an interim basis if certain events occur or circumstances change that would reduce the fair value of a reporting unit below its carrying value or if the fair value of intangible assets with indefinite lives falls below their carrying value. We also need to evaluate intangible assets determined to have finite lives for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. These events or circumstances could include a significant change in the business climate, legal factors, operating performance indicators, competition, sale or disposition of a significant portion of the business, or other factors such as a decline in our market value below its book value for an extended period of time. A significant decline in our stock price could require us to evaluate intangible assets for recoverability during the quarter in which the decline occurred. In the case of intangible assets with indefinite lives, we will need to evaluate whether events or circumstances continue to support an indefinite useful life. We will need to evaluate the estimated lives of all intangible assets on an annual basis, including those with indefinite lives, to determine if events and circumstances continue to support an indefinite useful life or the remaining useful life, as applicable, or if a revision in the remaining period of amortization is required. The amount of any such annual or interim impairment charge could be significant, and could have a material adverse effect on our reported financial results for the period in which the charge is taken.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements relating to Cardiac Science Corporation. Except for historical information, the following discussion contains forward-looking statements for purposes of the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. The words “believe,” “expect,” “intend,” “anticipate”, “will,” “may,” variations of such words, and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward-looking. These forward-looking statements reflect management’s current expectations and involve risks and uncertainties. Our actual results could differ materially from results that may be anticipated by such forward-looking statements. The principal factors that could cause or contribute to such differences include, but are not limited to, those discussed under the heading “Risk Factors” on page 1 of this prospectus and those discussed elsewhere in this prospectus. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus. We undertake no obligation to revise any forward-looking statements to reflect events or circumstances that may subsequently arise. Readers are urged to review and consider carefully the various disclosures made in this prospectus and in our other filings made with the SEC that disclose and describe the risks and factors that may affect our business, prospects and results of operations.
USE OF PROCEEDS
The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling stockholder. We will not receive any of the proceeds from any sale of shares by the selling stockholder.
SELLING STOCKHOLDER
Todd T. Alberstone, the selling stockholder, was appointed Vice President and General Counsel of the Company in January 2010. In connection with Mr. Alberstone’s appointment, he received a restricted stock unit award for 50,000 shares of our common stock (less than 1% of our outstanding common stock) that will vest in four equal annual increments beginning on January 11, 2011, subject to his continuous employment with the Company. Accordingly, the Shares will not contractually be eligible for sale or transfer pursuant to the Registration Statement of which this prospectus is a part until the restricted stock units have vested and the Shares are issued to Mr. Alberstone. The vesting of the restricted stock units will accelerate under certain circumstances pursuant to the terms of Mr. Alberstone’s award agreement. Other than the restricted stock unit award, currently Mr. Alberstone does not beneficially own any shares of our common stock. Beneficial ownership is determined in accordance with the rules and regulations of the SEC.
Some or all of the Shares may be sold pursuant to this prospectus. Mr. Alberstone may or may not have a present intention of selling the Shares or may offer or sell fewer than the total number of the Shares. We do not have any knowledge with respect to the present intent of Mr. Alberstone. Assuming the sale of all the Shares offered by this prospectus and no other purchases or sales of our common stock, Mr. Alberstone will not beneficially own any shares of our common stock after the completion of the offering.
PLAN OF DISTRIBUTION
The selling stockholder may sell all or a portion of the Shares offered by this prospectus from time to time in ordinary broker transactions on the Nasdaq Global Market at the prices prevailing at the time of such sale. The selling stockholder may also make private sales directly through a broker or brokers. The selling stockholder will be responsible for payment of any and all commissions to brokers, which will be negotiated on an individual basis. We will pay all expenses incident to the sale of the Shares to the public other than brokerage commissions and other expenses incurred by the selling stockholder, which will be paid by the selling stockholder. In connection with any sale, the selling stockholder and any brokers participating in such sales may be deemed to be underwriters within the meaning of the Securities Act of 1933, as amended (the “Securities Act”).
There is no assurance that the selling stockholder will sell any or all of the Shares of common stock offered by them under this prospectus.

LEGAL MATTERS
We are being represented by Perkins Coie LLP, Seattle, Washington, who will pass upon the validity of the Shares being offered by this prospectus.
EXPERTS
The consolidated financial statements of Cardiac Science Corporation as of December 31, 2009 and 2008, and for each of the years in the three-year period ended December 31, 2009, the related financial statement schedule II, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2009 have been incorporated by reference herein in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009 financial statements refers to a change in the accounting for minority interests as required by Statement of Financial Account Standards No. 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB No. 51” (included in FASB ASC Topic 810, “Consolidation”), effective January 1, 2009.
WHERE YOU CAN FIND MORE INFORMATION
We have filed with the SEC a Registration Statement on Form S-8, of which this prospectus is a part, under the Securities Act, with respect to the shares of common stock offered by this prospectus. The prospectus does not contain all of the information included in the Registration Statement. Statements contained in this prospectus concerning the provisions of any document are not necessarily complete. You should refer to the copies of those documents filed as exhibits to the Registration Statement or otherwise filed by us with the SEC for a more complete understanding of the matter involved. Each statement concerning those documents is qualified in its entirety by such reference.
We are also subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). In accordance with the Exchange Act we file reports, proxy statements and other information with the SEC. The Registration Statement, including the attached exhibits and schedules, may be inspected and copied at the public reference facilities maintained by the SEC, Public Reference Room, 100 F Street, N.E., Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about public reference rooms. The SEC maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC. Copies of the Registration Statement and the reports, proxy and information statements and other information that we file with the SEC may be obtained from the SEC’s Internet address at http://www.sec.gov.
INFORMATION INCORPORATED BY REFERENCE
The SEC allows us to “incorporate by reference” the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the documents listed below and any documents filed in the future with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until this offering is completed:
•	our annual report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 16, 2010 pursuant to the Exchange Act;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed with the SEC on May 7, 2010 pursuant to the Exchange Act;

•	our Current Reports on Form 8-K filed on April 30, 2010, February 17, 2010 and February 4, 2010 (only with respect to the information included in Item 8.01); and

•	the description of our common stock contained in our Registration Statement on Form S-4 filed on July 28, 2005, as updated by our Form 8-K filed on September 1, 2005 pursuant to Exchange Act Rule 12g-3(f), including any amendments or reports filed for the purpose of updating such description.

You may request a copy of these filings, at no cost, by written or oral request to the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated the exhibits by reference in this prospectus.
Michael K. Matysik
Senior Vice President, Chief Financial Officer and Secretary
Cardiac Science Corporation
3303 Monte Villa Parkway
Bothell, Washington 98021
(425) 402-2000
Any information contained in this prospectus shall be deemed to be modified, replaced, superseded or supplemented to the extent that any document filed in the future with the SEC and incorporated by reference in this prospectus modifies, replaces, supersedes or supplements that information. In addition, any information contained in a document incorporated by reference in this prospectus shall be deemed to be modified, replaced, superseded or supplemented for purposes of this prospectus to the extent that information contained in this prospectus or in any subsequently filed document that is also incorporated by reference in this prospectus modifies, replaces, supersedes or supplements that information. Any information so modified, replaced, superseded or supplemented shall not be deemed, except as so modified, replaced, superseded or supplemented, to constitute a part of this prospectus.

PART II
INFORMATION REQUIRED IN THE REGISTRATION STATEMENT
Item 3. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The following documents filed with the SEC are hereby incorporated by reference in this Registration Statement:
(a) our Annual Report on Form 10-K for the year ended December 31, 2009, as filed with the SEC on March 16, 2010 pursuant to the Exchange Act;
(b) our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2010, as filed with the SEC on May 7, 2010 pursuant to the Exchange Act;
(c) our Current Reports on Form 8-K filed on April 30, 2010, February 17, 2010 and February 4, 2010 (only with respect to the information included in Item 8.01); and
(d) the description of our common stock contained in our Registration Statement on Form S-4 filed on July 28, 2005, as updated by our Form 8-K filed on September 1, 2005 pursuant to Exchange Act Rule 12g-3(f), including any amendments or reports filed for the purpose of updating such description.
All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date hereof, and prior to the filing of a post-effective amendment which indicates that the securities offered hereby have been sold or which deregisters the securities covered hereby then remaining unsold, shall also be deemed to be incorporated by reference into this Registration Statement and to be a part hereof commencing on the respective dates on which such documents are filed.
Any information contained in this Registration Statement shall be deemed to be modified, replaced, superseded or supplemented to the extent that any document filed in the future with the SEC and incorporated by reference in this Registration Statement modifies, replaces, supersedes or supplements that information. In addition, any information contained in a document incorporated by reference in this Registration Statement shall be deemed to be modified, replaced, superseded or supplemented for purposes of this Registration Statement to the extent that information contained in this Registration Statement or in any subsequently filed document that is also incorporated by reference in this Registration Statement modifies, replaces, supersedes or supplements that information. Any information so modified, replaced, superseded or supplemented shall not be deemed, except as so modified, replaced, superseded or supplemented, to constitute a part of this Registration Statement.
Item 4. DESCRIPTION OF SECURITIES
Not applicable.
Item 5. INTERESTS OF NAMED EXPERTS AND COUNSEL
None.
Item 6. INDEMNIFICATION OF DIRECTORS AND OFFICERS
Section 145 of the Delaware General Corporation Law (“DGCL”) provides that a corporation has the power to indemnify its officers, directors, employees and agents (or persons serving in such positions in another entity at the request of the corporation) against the expenses, including attorneys’ fees, judgments, fines or settlement amounts actually and reasonably incurred by them in connection with the defense of any action by reason of being or having been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation (and, with respect to any criminal action, had no reasonable cause to believe the person’s conduct was unlawful), except that, if such action shall be by or in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Company’s Amended and Restated Bylaws provide that it will indemnify and hold harmless each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or executive officer of the Company against all liability and loss suffered and expenses reasonably incurred by such person in connection therewith to the fullest extent permitted by the DGCL.
As permitted by Section 102 of the DGCL, the Company’s Amended and Restated Certificate of Incorporation provides that no director shall be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability (i) for breaches of the director’s duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit.
Section 145 of the DGCL also provides that a corporation has the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation (or who was serving at the request of the corporation in such position at another entity) against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under the DGCL. All of the directors and officers of the Company are covered by insurance policies maintained and held in effect by the Company against liabilities for actions taken in such capacities, including liabilities under the Securities Act, subject to certain exclusions.
Pursuant to the terms of indemnification agreements entered into with its directors and certain of its executive officers, the Company has agreed to indemnify such individuals against any and all costs, expenses, liabilities and losses (including, without limitation, attorneys’ fees reasonably incurred, judgments, fines or penalties and amounts paid or to be paid in settlement and any reasonable cost and fees incurred in enforcing his rights to indemnification or contribution) incurred or suffered by such officer in connection therewith, to the fullest extent permitted or authorized by the Company’s Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws or, if greater, by the laws of the State of Delaware.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or controlling persons pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is therefore unenforceable.
Item 7. EXEMPTION FROM REGISTRATION CLAIMED
The issuances of the Shares of common stock being offered in the Form S-8 resale prospectus were deemed exempt from registration under the Securities Act in reliance upon Section 4(2) of the Securities Act as such shares were issued pursuant to a private transaction. The recipient of the Shares in the transaction has represented that the shares will be acquired for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends will be affixed to the share certificates (and other instruments issued, as applicable) in the transaction. The recipient of the shares had adequate access, through his relationship with the Company, to information about the Company.
Item 8. EXHIBITS

Exhibit
Number	Description of Document
5.1	Opinion of Perkins Coie LLP regarding legality of the Common Stock being registered

10.1	Restricted Stock Unit Award Notice and Award Agreement between Cardiac Science Corporation and Todd T. Alberstone, dated as of January 11, 2010

Exhibit
Number	Description of Document
23.1	Consent of KPMG LLP

23.2	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)

24.1	Power of Attorney (see signature page)
Item 9. UNDERTAKINGS
A. The undersigned Registrant hereby undertakes:
     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
          (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;
          (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
          (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the SEC by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.
     (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
B. The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant’s annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
C. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-8 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bothell, State of Washington, on the 7th day of May, 2010.

CARDIAC SCIENCE CORPORATION
By:	/s/ MICHAEL K. MATYSIK
	Name:	Michael K. Matysik
	Title:	Senior Vice President, Chief Financial Officer and Secretary

POWER OF ATTORNEY
Each person whose individual signature appears below hereby authorizes David L. Marver and Michael K. Matysik, or either of them, as attorneys-in-fact with full power of substitution, to execute in the name and on the behalf of each person, individually and in each capacity stated below, and to file, any and all post-effective amendments to this Registration Statement.
Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities indicated below on this 7th day of May, 2010.

Signature	Title

/s/ RUEDIGER NAUMANN-ETIENNE	Chairman
Ruediger Naumann-Etienne

/s/ RONALD A. ANDREWS, JR.	Director
Ronald A. Andrews, Jr.

/s/ W. ROBERT BERG	Director
W. Robert Berg

/s/ CHRISTOPHER J. DAVIS	Director
Christopher J. Davis

/s/ DAVID L. MARVER	Director, President and Chief Executive Officer
David L. Marver

/s/ TIMOTHY C. MICKELSON	Director
Timothy C. Mickelson

INDEX TO EXHIBITS

Exhibit
Number	Description of Document
5.1	Opinion of Perkins Coie LLP regarding legality of the Common Stock being registered

10.1	Restricted Stock Unit Award Notice and Award Agreement between Cardiac Science Corporation and Todd T. Alberstone, dated as of January 11, 2010

23.1	Consent of KPMG LLP

23.2	Consent of Perkins Coie LLP (included in opinion filed as Exhibit 5.1)

24.1	Power of Attorney (see signature page)